NORSAT INTERNATIONAL INC.

Interim Consolidated Financial Statements (Unaudited)

Three and Nine Months Ended and as at September 30, 2010

(Expressed in US dollars)

Norsat International Inc.

Consolidated Balance Sheets

(Unaudited – Expressed in US Dollars)

September 30, 2010		December 31, 2009
ASSETS				
Current assets:				
Cash and cash equivalents (note 3)	$	5,623,514	$	4,714,644
Short-term investments		37,720		36,932
Accounts receivable, net (note 7)		5,367,975		5,970,127
Inventories		6,082,136		4,077,898
Prepaid expenses and other		1,046,021		1,147,159
Future income tax asset - short term		235,920		235,920
Total current assets		18,393,286		16,182,680
Long-term prepaid expenses and other		9,340		9,340
Property and equipment, net		758,843		529,905
Intangible assets, net		177,985		224,052
Future income tax asset - long term		1,737,748		1,737,748
Total assets	$	21,077,202	$	18,683,725
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	1,697,671	$	1,396,106
Accrued liabilities		1,886,336		1,551,339
Deferred revenue		1,348,772		1,178,868
Future income tax liability - short term		2,163		2,163
Total current liabilities		4,934,942		4,128,476
Long-term deferred revenue		371,863		625,075
Future income tax liability - long term		325,132		325,132
Total liabilities		5,631,937		5,078,683
Shareholders' equity:				
Share capital (note 10b)		37,276,520		37,401,639
Contributed surplus (note 10e)		3,709,506		3,693,849
Accumulated other comprehensive income (note 9)		399,537		399,537
Deficit		(25,940,298)		(27,889,983)
Total shareholders' equity		15,445,265		13,605,042
Total liabilities and shareholders' equity	$	21,077,202	$	18,683,725

Commitments and contingencies (notes 7 & 16)

See accompanying notes to interim consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Earnings, Deficit and Comprehensive Income

(Unaudited - Expressed in US Dollars)

Norsat International Inc.

Consolidated Statements of Cash Flows

(Unaudited - Expressed in US Dollars)

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

Norsat International Inc.

1.  Nature of Business

The Company is incorporated under the laws of British Columbia and its principal business activities are the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent. The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company is in the early stages of development of the Maritime Products and Wireless Networks business segments.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial reporting and the accounting polices used are consistent with the most recent audited annual consolidated financial statements. These consolidated financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited 2009 annual consolidated financial statements included in the Company’s 2009 Annual Report.

The results for the three and nine months ended September 30, 2010 may not be indicative of the results that may be expected for the full year or any other period. Within the Company’s business cycle, the first quarter tends to be the softest period in a fiscal year due to seasonality of the military procurement process.

Change in Functional Currency

On July 14, 2009, the Company completed a structural reorganization that transferred a significant portion of assets including customer relationships, patents and goodwill to a wholly owned subsidiary of the Company. Under the reorganized structure, Norsat International Inc., the parent entity, will have limited activity and almost all of its revenues will be denominated in United States dollars. As a result of this change in circumstances, Norsat undertook a review of the functional currency exposures of all of its business units according to the Canadian Institute of Chartered Accountants (“CICA”) section 1651, ‘”Foreign Currency Translation”, and concluded that the currency exposures of its Canadian and foreign operations are now predominately in United States dollars.

Prior to July 1, 2009, the Company’s functional currency was the Canadian dollar and the reporting currency the United States dollar. Foreign currency transactions entered into directly by the Company, and the accounts of the integrated foreign subsidiary operations, were translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates. Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using weighted average exchange rates.

Effective July 1, 2009 the Company’s functional and reporting currency is the United States dollar. This results in all foreign currency impacts of holding non-US dollar denominated financial assets and liabilities being recorded through the statement of earnings rather than being included in translation gains and losses deferred in accumulated other comprehensive income (“AOCI”). The Company accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in its operations. The translated amounts on June 30, 2009 became the historical basis for all balance sheet items as at July 1, 2009, except for shareholders’ equity which continues to be carried at historical cost.

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

3. Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term, highly liquid interest bearing term deposits that are readily convertible to known amounts of cash. The cash and cash equivalents act as the Company’s primary source of cash and fluctuate directly as a result of its cash flows from operating, investing and financing activities. Cash and cash equivalents at September 30, 2010 consists solely of cash on hand and GIC.

4. Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for its first quarter ending March 31, 2011 with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology systems, taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics.

Accordingly, the Company is in the process of putting measures into place to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee. Additional resources have been engaged to ensure the timely conversion to IFRS. As at September 30, 2010, the Company has completed an IFRS diagnostic, finalized its elections under IFRS 1 “First Time Adoption to IFRS”, is in the process of determining accounting policy choices and is updating procedures, IT and data systems, internal control over financial reporting, and training of its employees impacted by the IFRS conversion. The Company is planning to have an IFRS compliant opening consolidated balance sheet in place during the fourth quarter of 2010. In order to compile comparative IFRS data for fiscal year 2010, the Company is tracking IFRS differences in a parallel system in 2010 outside the main accounting system using Excel spreadsheets.

CICA 3855 - “Financial Instruments – Recognition and Measurement”

In April 2009, the CICA amended Section 3855, Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded to prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company will adopt the amendments to Section 3855 in its 2011 fiscal year. The amendments are not expected to have a significant impact on the Company’s accounting for its financial investments.

In August 2009, the CICA made amendments to Section 3855, Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding financial asset measurement categories and impairment as well as providing specific transitional guidance. The Company is currently assessing the impact of the amendments but does not expect them to have a significant impact on the Company’s accounting for its financial instruments.

CICA 1582 - “Business Combinations”

This section applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The new CICA Handbook Section 1582 will replace Section 1581 “Business Combinations” establishing standards for the accounting for a business combination that will more closely resemble those under International Financial Reporting Standards. Earlier adoption of this section is permitted. Management has not fully determined the impact of adopting this standard.

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

CICA 1601 - “Consolidated Financial Statements” and CICA 1602 – “Non-Controlling Interests”

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, the new CICA Handbooks Section 1601 and Section 1602 will replace Section 1600 “Consolidated Financial Statements”. These sections establish standards for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements. Earlier adoption of this section is permitted. Management has not fully determined the impact of adopting this standard.

5.

Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the Company’s ability to support the Company’s normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the consolidated balance sheet in the shareholders’ equity section and the operating line of credit (if drawn).  The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of the Company’s assets.  As at September 30, 2010 shareholder’s equity was $15,445,265.

To manage the Company’s capital requirements, the Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company plans to continue to fund its short-term cash requirements through operations, and if required, the Company has an operating line of credit in place that can be drawn upon (note 8).

During September 2008, the Company also entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011 (note 7).

For the nine months ended September 30, 2010, there were no changes in the Company's approach to capital management.

The Company has externally imposed capital requirements. Under its operating line of credit agreements, the Company’s working capital ratio (current assets divided by current liabilities) cannot be less than 1.15:1 and debt to tangible net worth ratio (total liabilities divided by the sum of total assets minus total liabilities) cannot exceed 2.5:1. As at September 30, 2010, the Company’s working capital ratio was 3.73:1 and the debt to tangible net worth ratio was 0.36:1. For the nine months ended September 30, 2010, the Company has met all of its externally imposed capital requirements. As at September 30, 2010, there was no amount drawn on the operating line of credit.

6.

Financial Instruments and Risk Exposures

Financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans & receivables, available-for-sale financial assets and other financial liabilities.

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

Financial assets are cash and cash equivalents, short-term investments, and accounts receivable.  Financial liabilities include accounts payable and accrued liabilities.

The Company has classified its cash and cash equivalents and short term investments as held-for-trading financial assets, measured at fair value. Accounts receivable are classified as loans and receivables, measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

Fair value measurement

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments. Cash and cash equivalents and short term investments are considered level 1 financial assets whose fair values are determined by reference to quoted prices in active markets for identical assets and liabilities.

The carrying values and fair values of financial assets and liabilities as at September 30, 2010 and December 31, 2009 are summarized as follows:

In thousands of dollars	September 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$ 5,661	$ 5,661	$ 4,752	$ 4,752
Loans and receivables	$ 5,368	$ 5,368	$ 5,970	$ 5,970
Held-to-maturity investments	$ -	$ -	$ -	$ -
Other financial liabilities	$ 3,584	$ 3,584	$ 2,947	$ 2,947

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well being on a continual basis.  In some cases, where customers fail to meet the Company's credit worthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as management has determined that the exposure is minimal due to the composition of its customer base.

The Company regularly reviews the collectability of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts. As at September 30, 2010, the balance of the allowance for doubtful accounts was $82,662 (December 31, 2009 - $57,414). Pursuant to their respective terms, accounts receivable was aged as follows as at September 30, 2010 and December 31, 2009:

(in thousands of dollars)	September 30, 2010	December 31, 2009
Current	$ 3,252	$ 4,053
0-30 days overdue	320	956
31-60 days overdue	375	480
Over 61 days overdue	1,504	538
Allowance for doubtful accounts	(83)	(57)
Total accounts receivable	$ 5,368	$ 5,970

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

While there is a possibility of increased customer credit risk due to the ongoing global recessionary trends, the exposure to the Company was minimal at the end of September 30, 2010 due to the composition of the Company’s customer base.  As at September 30, 2010, the Company’s trade accounts receivable are made up of approximately 46% government trade receivables and the balance of the outstanding accounts receivable are spread over a large number of customers.

The Company may also have credit risk relating to cash and cash equivalents, which it manages by dealing with large chartered banks in Canada and the United States and investing in highly liquid investments. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds. The Company’s cash and cash equivalents carrying value as at September 30, 2010 totaled $5,623,514, representing the maximum exposure to credit risk of these financial assets. Approximately 73% of the Company’s cash and cash equivalents at September 30, 2010 were held by one financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access funds in Canadian and /or United States dollars to meet short-term financing obligations.

As at September 30, 2010, the Company had cash and cash equivalents of $5,623,514, short term investments of $37,720 and accounts receivable of $5,367,975 for a total of $11,029,209 which will cover its short-term financial obligations from its accounts payable of $1,697,671 and accrued liabilities of $1,886,336, which total $3,584,007.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar.  The Company holds cash and has liabilities (primarily accounts payable and accrued liabilities) in currencies other than the Unites States dollar (primarily the Canadian dollar).

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated accounts payable and accrued liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $80,000 ($80,000).

7.  Government Contributions

Strategic Aerospace & Defense Initiative (SADI)

In September 2008, the Company entered into an agreement (“the Agreement”) with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

Repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the Agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).  For the nine months ended September 30, 2010, the Company did not accrue any liability for repayment as the amount cannot be determined.

For the nine months ended September 30, 2010, the Company recorded $831,222 as a reduction to product development expense in the consolidated statement of earnings and $232,915 as a reduction in property, equipment and intangible assets. For the nine months ended September 30, 2010, total cash received was $892,666. As at September 30, 2010, $781,189 remains as accounts receivable as a result of current and prior period uncollected contributions.

Technology Partnerships Canada Funding

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of one third of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling Cdn$9,999,700 up to the end of 2004, including additional funding of Cdn$620,000 obtained in 2004.

In return for funding, the Company was obligated to issue TPC Cdn$1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants were to have a life of five years and were to be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes option pricing model.

In addition, the Company is also obligated to pay royalty payments to TPC based on the following terms:

➢

1.88% on sales of legacy products

➢

1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products

➢

The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates;

o

the date before December 31, 2007, for which cumulative royalties accrued reach Cdn$15 million;

o

on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed Cdn$13,171,300; and otherwise on December 31, 2011.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of Cdn$1.09 per share. The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%. During 2009, the issued 1,206,811 warrants to TPC expired.

Royalties due under the TPC Agreements are recorded and expensed as the related sales occur.  The royalty is payable annually within 60 days of the year end.  During the nine months ended September 30, 2010, $97,539 in royalties were paid based upon revenues generated through 2009. The total amount of royalties accrued and paid to date are $167,535.

8.  Operating Line of Credit

The Company has a secured operating line of credit with HSBC (“the Bank”) to Cdn$1,000,000 or US$800,000 subject to interest rate at the Bank’s prime rate plus 1.35% per annum and payable upon demand by the Bank. As at September 30, 2010, the Company had no borrowings outstanding with respect to the operating line of credit.

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

During the three months ended September 30, 2010, the Company has secured a revolving demand note with HSBC in the principal amount of US$950,000 subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at September 30, 2010, the Company had no borrowing outstanding with respect to the revolving demand note.

9.  Accumulated Other Comprehensive Income (Loss)

	2010	2009
Balance, beginning of period	$399,537	$(229,210)
Cumulative translation adjustment	-	628,747
Balance, end of period	$399,537	$399,537

10.  Share Capital

(a)

Authorized

        75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding	Number of shares	Amount
Balance, December 31, 2009	53,634,305	$37,401,639
Shares repurchased and retired (note 10b(i))	(456,500)	(318,102)
Shares issued due to options exercised under stock appreciation rights (note 10(c))	12,886	9,614
Reclassification to contributed surplus for options exercised	-	52,546
Shares issued under ESOP (note 10b(ii))	245,554	133,019
Share issuance costs relating to ESOP (note 10b(ii))	-	(2,196)
Balance, September 30, 2010	53,436,245	$37,276,520

(b)(i)  Normal Course Issuer Bid

In 2009, the Company obtained regulatory approval to commence a normal course issuer bid to purchase up to a maximum of $5,183,949 of its common shares, representing approximately 10% of the public float as of June 30, 2009, through the facilities of the Toronto Stock Exchange ("TSX"). The Company’s total issued and outstanding common shares were 59,388,305 at June 30, 2009.

The normal course issuer bid commenced on July 6, 2009 and terminated on July 5, 2010. The price paid for any common shares acquired was the market price at the time of purchase and all common shares purchased under the normal course issuer bid has been cancelled.

For the three and  nine months ended September 30, 2010, the Company repurchased 8,000 and 456,500 common shares at a weighted average share price of Cdn$0.65 ($0.63) and Cdn$0.70 ($0.68) per share, respectively, pursuant to the normal course issuer bid.

The Company follows CICA Section 3240 “Share Capital” to account for the shares repurchased. The cost of such shares are allocated to share capital in the amount equal to the assigned value of the shares, and the difference between the assigned value and the cost of shares repurchased is allocated to retained earnings. The effects of the shares repurchased for the nine months ended September 30, 2010 are a decrease in share capital of $318,102 and a net increase in retained earnings of $6,279.

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

From July 6, 2009 to July 05, 2010 the Company repurchased a total of 1,216,000 shares at a weighted average share price of Cdn$0.71 ($0.68) per share.

On August 26, 2010, the Company has obtained regulatory approval to commence a new normal course issuer bid to purchase up to a maximum of 5,269,674 of its common shares, representing approximately 10% of the public float as of August 17, 2010, through the facilities of the Toronto Stock Exchange ("TSX"). The Company’s total issued and outstanding common shares were 53,440,245 as of August 17, 2010.

The normal course issuer bid commenced on August 30, 2010 and will terminate on the earlier of the date on which Norsat completes its purchases pursuant to the normal course issuer bid and August 29, 2011.  Pursuant to the rules of the TSX, Norsat may purchase up to 10,879 common shares during any trading day which represents 25% of its average daily trading volume being 43,517 common shares for the most recently completed six calendar months prior to TSX acceptance of Norsat’s notice of normal course issuer bid, other than pursuant to block purchase exemptions.  In addition, Norsat may also make one block purchase per calendar week which exceeds the daily repurchase restriction pursuant to block purchase exemptions.  The purchases will be made in accordance with the policies and rules of the TSX. The price paid for any common shares acquired will be the market price at the time of purchase and all common shares purchased under the normal course issuer bid will be cancelled.

For the three months ended September 30, 2010, the Company did not repurchase any common shares under the normal course issuer bid effective August 29, 2010.

(b)(ii)  Employee Share Ownership Plan (“ESOP”)

On February 26, 2010, the Company issued and received consideration for 245,554 common shares in connection with its ESOP announced on January 18th, 2010. The Company generated gross proceeds of $133,019 and issued common shares at the price of $0.54 (Cdn$0.555).

The Company’s ESOP offering was open to eligible persons until February 15, 2010. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. The Company's offering under its ESOP has been conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act, (British Columbia).

All of the issued common shares are subject to a four-month hold period which ended June 27, 2010. Of the securities issued under this private placement, 58,536 common shares will be held in escrow until February 26, 2013. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia), Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received. The Company capitalized share issuance costs of $2,196 to Share Capital during the nine months ended September, 2010 relating to the ESOP shares.

(c)   Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,930,505 common shares have been previously issued. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

Share purchase options outstanding at December 31, 2009 and September 30, 2010 include:

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2009	1,788,300	$ 1.28
Granted	615,200	0.69
Exercised	(100,000)	0.85
Expired	(375,000)	1.12
Forfeited	(410,000)	0.86
Balance, September 30, 2010	1,518,500	$ 1.19

The following table summarizes information pertaining to the Company’s share purchase options outstanding at September 30, 2010:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0.00 to $0.49	5,000	3.23	$ 0.47	-	$ -
$0.50 to $0.99	1,141,000	3.45	0.69	296,000	0.59
$1.00 to $1.49	116,400	2.50	1.37	116,400	1.37
$1.50 to $1.99	76,600	2.11	1.50	76,600	1.50
$2.50	44,875	1.01	2.50	44,875	2.50
$3.40	44,875	1.01	3.40	44,875	3.40
$4.50	44,875	1.01	4.50	44,875	4.50
$6.15	44,875	1.01	6.15	44,875	6.15
$0.00 to $6.50	1,518,500	3.02	$1.19	668,500	$1.78

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates stock based compensation from the vesting of stock options using the Black-Scholes Option Pricing Model and recorded related compensation expense as follows:

	For the three months ended Sep 30,		For the nine months ended Sep 30,
	2010	2009	2010	2009
Total compensation (increase in contributed surplus and stock based compensation)	$31,691	$43,267	$77,818	$103,823

The weighted average assumptions used to estimate the fair value of options granted during the period were:

	For the three months ended Sep 30,		For the nine months ended Sep 30,
	2010	2009	2010	2009
Risk free interest rate	2.14%	2.33%	2.51%	1.84%
Expected life	3.50	3.50	3.37	3.50
Vesting period	2 to 10 years	2 to 10 years	2 to 10 years	2 to 10 years
Expected volatility	79.1%	83.8%	81.0%	84.1%
Expected dividends	nil	nil	nil	nil

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

A total of 615,200 stock options were granted at an average strike price of Cdn$0.69 and weighted average fair value of Cdn$0.38 during the nine months ended September 30, 2010:

Strike Price	Number of options granted
Cdn$0.61	76,000
Cnd$0.65	25,000
Cdn$0.67	101,000
Cdn$0.69	77,000
Cdn$0.70	221,200
Cdn$0.71	1,000
Cdn$0.74	114,000
Weighted Average Cdn$0.69	Total 615,200

Options vest in 2 years and expire 5 years from the grant date. A total of 210,000 options were granted to directors and 160,000 to senior management.

During the nine months ended September 30, 2010, a director of the Company exercised 100,000 of his vested options and elected to exercise these options pursuant to Share Appreciation Rights (“SARs”) attached to these options.  The SARs resulted in the termination of the options upon exercise and in lieu of receiving 100,000 common shares, the director received at no cost 12,886 of the Company’s common shares.  The number of common shares issued was determined by reference to the option exercise price ($0.65) as compared to the weighted average trading price of the Company’s common shares over a specified period before exercise.  The Company recognized $9,614 in compensation expense in connection with the issuance of these common shares.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date Exercise price	January 12, 2011 US$0.48
Balance, December 31, 2009	361,190
Warrants exercised	-
Warrants expired	-
Balance, September 30, 2010	361,190

 (e)  Contributed surplus

Balance, December 31, 2009	$3,693,849
Stock-based compensation expense (note 10c)	68,203
Reclassification to Share Capital for options exercised	(52,546)
Balance, September 30, 2010	$3,709,506

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

11.  Other Expenses

	For the three months ended Sep 30,		For the nine months ended Sep 30,
	2010	2009	2010	2009
Bank charges	$11,725	$48,786	$48,032	$67,293
Interest income	(654)	(2,685)	(598)	(2,734)
Impairment of assets	108,591	-	108,591	-
Gain on disposal of property and equipment	(36,500)	-	(29,396)	-
Foreign currency loss (gain)	(37,431)	(29,125)	2,043	213,015
Total	$45,731	$16,976	$128,672	$277,574

12.  Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations for the three and nine month periods ended September 30, 2010 and 2009 is as:

	For the three months ended Sep 30,		For the nine months ended Sep 30,
	2010	2009	2010	2009
Numerator:
Net earnings	$ 603,326	$ 642,799	$1,943,407	$1,709,872
Effect of dilution from unvested stock options	(22,122)	-	(22,122)	-
Adjusted net earnings	$ 581,204	$ 642,799	$1,921,285	$1,709,872
Denominator:
Weighted average number of shares outstanding used to compute basic EPS	53,438,941	59,331,843	53,568,013	58,097,757
Effect of dilutive securities:
Dilution from exercise of stock options	35,638	220,315	61,319	214,107
Dilution from exercise of warrants	76,599	361,190	106,265	361,190
Weighted average number of shares outstanding used to compute diluted EPS	53,551,178	59,913,348	53,735,597	58,673,054

Net earnings per share:
Basic	$0.01	$0.01	$0.04	$0.03
Diluted	$0.01	$0.01	$0.04	$0.03

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.  Where their effect was anti-dilutive because their exercise prices were higher than the market price of the Company’s common share at the end of the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

13.  Segmented Information

The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company is in the early stages of development of the Maritime Products and Wireless Networks business segments

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers.

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The Maritime Products segment develops and markets satellite systems, related accessories and services for the marine environment. Similar to Microwave Products and Satellite Systems, these products establish broadband communications links interoperating with geostationary satellites, but have the additional challenge of needing to accommodate a vessel’s motion and movement.

The Wireless Networks segment develops, markets and deploys wireless communications systems that would address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as WiMAX, LTE and/or 4G.

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following tables set forth information by operating segments for the three and nine months ended September 30, 2010, and 2009 respectively.  In 2009, and for the nine month period ended September 30, 2010, the Wireless Networks segment did not generate any revenues.

	For the three months ended Sep 30,		For the nine months ended Sep 30,
	2010	2009	2010	2009
Sales to external customers
Microwave products	$2,229,353	$2,336,495	$6,214,256	$5,448,408
Satellite systems	2,180,936	2,704,223	8,102,173	9,299,369
Maritime systems	81,419	100,412	260,635	284,424
	$4,491,708	$5,141,130	$14,577,064	$15,032,201

Gross Profit
Microwave products	$1,011,031	$973,042	$2,737,749	$2,265,388
Satellite systems	1,106,532	1,460,083	4,300,933	5,044,922
Maritime systems	20,371	22,163	96,910	54,756
	$2,137,934	$2,455,288	$7,135,592	$7,365,066

	Microwave Products	Satellite Systems	Maritime Systems	Consolidated
As at September 30, 2010
Total assets related to operations	$8,985,289	$11,715,057	$ 376,856	$21,077,202
Property and equipment, net	$ 323,498	$ 421,777	$ 13,568	$ 758,843
Intangible assets, net	$ 75,876	$ 98,927	$ 3,182	$ 177,985

As at December 31, 2009
Total assets related to operations	$ 6,696,356	$11,591,542	$ 395,827	$18,683,725
Property and equipment, net	$ 189,921	$ 328,758	$ 11,226	$ 529,905
Intangible assets, net	$ 80,302	$ 139,003	$ 4,747	$ 224,052

Total assets, property and equipment and intangible assets are calculated based on the total sales to external customers of each segment (Microwave, Satellite systems and Maritime systems) over total consolidated sales.

Substantially all property and equipment and intangible assets are located in Canada.

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

14.  Supplemental cash flow and other disclosures

	For the three months ended Sep 30,		For the nine months ended Sep 30,
	2010	2009	2010	2009
Changes in non-cash operating working capital:
Accounts receivable	$(628,338)	$118,171	$563,756	$2,679,444
Inventories	(715,206)	921,978	(2,558,491)	231,553
Prepaid expenses and other	5,601	(98,943)	101,138	(161,908)
Accounts payable	179,817	60,110	304,648	(1,060,025)
Accrued liabilities	596,014	(342,470)	334,997	(177,392)
Deferred revenue	114,515	17,580	169,904	533,356
Long term deferred revenue	(109,579)	(81,671)	(228,481)	93,186
	$(557,176)	$594,755	$(1,312,529)	$2,138,214
Supplementary information:
Interest received	$465	$2,685	$409	$3,570
Income taxes paid	-	-	-	-
Transfer of assets from inventory to property and equipment	$665,473	$-	$665,473	$-

15.  Related Party Transactions

None.

16.  Commitments

Future minimum payments at September 30, 2010 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2010	2011	2012	2013	2014 and later	Total
Inventory purchase obligation	$ 3,819,910	-	-	-	-	$ 3,819,910
Operating lease obligations	$ 118,310	$ 392,635	$ 285,626	$ 305,552	$ 878,221	$ 1,980,344
Total	$ 3,938,220	$ 392,635	$ 285,626	$ 305,552	$ 878,221	$ 5,800,254

In the normal course of operations the Company enters into purchase commitments. Included in 2010 commitments are inventory and material purchase obligations of $3,819,910. As at September 30, 2010, the

Norsat International Inc.

Notes to the Interim Consolidated Financial Statements

Three and nine months ended September 30, 2010
(Unaudited - Expressed in US Dollars)

Company had operating lease commitments that extend to November 2016. During the three months ended September 30, 2010, the Company renewed its office and warehouse lease with its existing landlord to November 2016 for a total commitment of Cdn$1,699,570 over six years.

17.  Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2010.

18.  Subsequent Events

None.